SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                        The United Illuminating Company
-------------------------------------------------------------------------------

                               (Name of Issuer)

                          Common Stock, no par value
-------------------------------------------------------------------------------

                        (Title of Class of Securities)

                                    910637
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                                (CUSIP Number)

                                 Terry Kasuga
                               Chase Enterprises
            One Commercial Plaza, Hartford, Connecticut 06103-3585
                                 (860) 549-1674
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              September 18, 1997
   -------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box /   /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                      (Continued on the following pages)

                             (Page 1 of 11 Pages)

CUSIP No. 910637


  1   NAME OF REPORTING PERSONS
      IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Rothschild Trust Cayman Limited

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                               (b) /X/
  3   SEC USE ONLY
  4   SOURCE OF FUNDS*

      00
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)                                           / /

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands

   NUMBER OF    7   SOLE VOTING POWER
    SHARES          146,000 shares (see Row 11 below)
 BENEFICIALLY       SHARED VOTING POWER
OWNDED BY EACH  8   0 shares
  REPORTING         SOLE DISPOSITIVE POWER
    PERSON      9   0 shares
     WITH       10  SHARED DISPOSITIVE POWER
                    146,000 shares (see Row 11 below)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,000 shares, held as trustee for The Darland Trust

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                             /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.0%

14    TYPE OF REPORTING PERSON*
      CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   SECURITY AND ISSUER.

     The class of equity securities to which this Statement on Schedule 13D relates is the common stock, no par value (the "Common Stock"), of The United Illuminating Company ("UI"), a Connecticut corporation whose principal executive offices are located at 157 Church Street, New Haven, Connecticut 06506.

Item 2.   IDENTITY AND BACKGROUND

     (a)  NAME:

          Rothschild Trust Cayman Limited

     (b)  ADDRESS OF PRINCIPAL BUSINESS AND PRINCIPAL OFFICE:

          FBO: The Darland Trust
          P.O. Box 472
          St. Peter's House, Le Bordage
          St. Peter Port
          Guernsey GYI6AX
          Channel Islands

     (c)  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

          The reporting person is a corporation which is organized to act as a corporate trustee. The reporting person serves as trustee to The Darland Trust (the "Trust"), a Trust of which Cheryl A. Chase and her children are the beneficiaries.

          The information required by subsections (a) through (c) of this
Item 2 with respect to the executive officers and directors of the reporting person as of the date hereof, is incorporated herein by reference to such information in Schedule I hereto.

     (d) During the past five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of the executive officers or directors of the reporting person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, the reporting person has not been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the past five years, none of the executive officers or directors of the reporting person has been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  CITIZENSHIP:

          The reporting person is a Cayman Islands corporation. Each of the executive officers and directors of the reporting person is a citizen of Guernsey or Switzerland.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The reporting person purchased an aggregate of 146,000 shares of Common Stock on behalf of the Trust in open market transactions from May 6, 1997 through August 6, 1997. Such transactions were effected by David T. Chase, who manages certain funds for the reporting person on behalf of the Trust. All such transactions are set fourth on Schedule II hereto, which is incorporated herein by reference. The aggregate consideration (including commissions) for all such purchases was $4,452,032. The funds to purchase such shares came from the reserves of the Trust.

Item 4.   PURPOSE OF TRANSACTION.

          The reporting person is holding the 146,000 shares of Common Stock it owns on behalf of the Trust for investment purposes. Based on the reporting person's ongoing evaluation of the business, prospects and financial condition of UI, the market for and price of the Common Stock, other opportunities available to the reporting person, offers for the reporting person's shares of Common Stock, general economic conditions and other future developments, the reporting person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, the reporting person may decide to sell or seek the sale of all or part of its present or future beneficial holdings of Common Stock, or may decide to acquire on behalf of the Trust additional Common Stock, or securities convertible into or exchangeable for Common Stock, either in the open market, in private transactions, or by any other permissible means. The reporting person may also decide to enter into derivative transactions relating to the Common Stock. Any such transactions may be effected at any time and from time to time.

          Other than the above, as of the date hereof, the reporting person, its executive officers and directors do not have any plans or proposals that relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of UI, or the disposition of securities of UI;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving UI or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of UI or any of its subsidiaries;

     (d) Any change in the present board of directors or management of UI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of UI;

     (f) Any other material change in UI's business or corporate structure;

     (g) Changes in UI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of UI by any person;

     (h) Causing a class of securities of UI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of UI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

     (j)  Any action similar to any of those enumerated above.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date hereof, the reporting person owns, on behalf of the Trust, 146,000 shares of Common Stock, representing approximately 1.0% of the 14,101,291 shares of Common Stock reported to be outstanding as of June 30, 1997 (as reported in UI's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997). As of the date hereof, none of the executive officers or directors of the reporting person own any shares of Common Stock.

     This schedule does not relate to, and, in accordance with Rule 13d-4 under the Exchange Act, the reporting person expressly declares that the filing of this statement shall not be construed as an admission that it is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of, any of the (i) 24,000 shares of Common Stock, or 0.2% of the shares of Common Stock outstanding as of June 30, 1997, owned by Cheryl A. Chase who, together with her children, is the beneficiary of the Trust,
(ii) 252,500 shares of Common Stock, or 1.8% of the shares of Common Stock outstanding as of June 30, 1997, owned by Rhoda L. Chase, the mother of Cheryl A. Chase, (iii) 170,000 shares of Common Stock, or 1.2% of the Common Stock outstanding as of June 30, 1997, owned by Arnold L. Chase, the brother of Cheryl A. Chase, or (iv) 157,500 shares of Common Stock, or 1.1% of the Common Stock outstanding as of June 30, 1997, owned by American Ranger, Inc. ("American Ranger"), a company which is owned and controlled by the Chase family, as described below. David T. Chase (the husband of Rhoda L. Chase and the father of Cheryl A. Chase and Arnold L. Chase) may be deemed to be a beneficial owner of the shares of Common Stock referred to in clauses (i), (ii) and (iii) of the immediately preceding sentence.

     American Ranger is a wholly-owned subsidiary of D.T. Chase Enterprises, Inc. ("DTCE"). David T. Chase, Arnold L. Chase and Cheryl A. Chase are the directors and executive officers of American Ranger and the directors and three of the executive officers of DTCE. All of the outstanding stock of DTCE is owned by David T. Chase (33.95%), Rhoda L. Chase (2.21%), Arnold L. Chase (9.34%), Cheryl A. Chase (14.74%), five trusts for the benefit of Arnold L. Chase's children and two trusts for the benefit of Arnold L. Chase, his spouse and/or his children, of which Stanley N. Bergman and Arnold L. Chase are co-trustees (20.15% in the aggregate), and five trusts for the benefit of Cheryl A. Chase's children and two trusts for the benefit of Cheryl A. Chase and/or her children, of which Stanley N. Bergman and Cheryl A. Chase are co-trustees (19.61% in the aggregate).

     (b) The reporting person, on behalf of the Trust, has the sole power to vote or to direct the vote of the 146,000 shares of Common Stock held by it in trust for the Trust. The reporting person, on behalf of the Trust, shares the power to dispose or to direct the disposition of the shares of Common Stock owned by it with David T. Chase.

     David T. Chase's principal occupation is Chairman of the Board of Directors and President of DTCE, a holding company for various Chase family interests. David T. Chase's business address and the principal business address of DTCE is: D.T. Chase Enterprises, Inc., One Commercial Plaza, Hartford, Connecticut 06103. During the past five years, David T. Chase has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, David T. Chase has not been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. David
T. Chase is a citizen of the United States of America.

     (c) All transactions in the Common Stock effected by or on behalf of the reporting person in the past 60 days are set forth on Schedule II, which is incorporated herein by reference. All such transactions were open market purchases of Common Stock effected for the reporting person on behalf of the Trust by David T. Chase. To the reporting person's knowledge, no transactions in the Common Stock have occurred in the past 60 days involving the executive officers or directors of the reporting person.

     (d) Each of David T. Chase and the reporting person has the power to direct the dividends from, and the proceeds from the sale of, the shares of Common Stock owned by the reporting person on behalf of the Trust. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the reporting person.

     (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Pursuant to a General Trading Authorization for Securities and/or Options Accounts (the "Trading Authorization"), the reporting person, on behalf of the Trust, has granted to David T. Chase the power to enter orders to purchase and sell securities for the brokerage account in which it holds the Common Stock. The Trading Authorization also confers upon him the power to buy and sell on margin, to sell short for such account and to give instructions as to the transfer of money and property from such account. The powers granted by the Trading Authorization remain effective until terminated by the reporting person, on behalf of the Trust.

          The foregoing description of the Trading Authorization is subject to, and is qualified in its entirety by reference to, the form of Trading Authorization, which is filed as an exhibit to this Schedule 13D.

          David T. Chase manages certain funds for the reporting person on behalf of the Trust. In such capacity and pursuant to the Trading Authorization, David T. Chase effected the purchase of the shares of Common Stock owned by the reporting person on behalf of the Trust and may, in the future, effect the sale of some or all of such shares or effect the purchase of additional shares of Common Stock.

          Except as described in this Schedule 13D, the reporting person does not know of any contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 or between such person and any other person with respect to any securities of UI, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     The reporting person has not agreed to act together with any other person or entity for the purpose of acquiring, holding, voting, or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of
Section 13(d)(3) of the Exchange Act or Rule 13d-5(b)(1) adopted thereunder.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          (1)  Form of Trading Authorization.

                             SIGNATURE


     After reasonable inquiry and to the best of its knowledge and belief, the reporting person certifies that the information set forth in this statement is true, complete and correct.


Dated:    September 26, 1997        Rothschild Trust Cayman Limited


                                    By: /s/ D.N. Allison
                                        Name: D.N. Allison
                                        Title: Director

                                        /s/ C.J. Dickinson
                                        Name: C.J. Dickinson
                                        Title: Director

                                SCHEDULE I
                               DIRECTORS OF
                      ROTHSCHILD TRUST CAYMAN LIMITED

                                                                                                         AGGREGATE
                                                                                   TITLE AT              NUMBER OF
                                                                                  ROTHSCHILD             SHARES OF
                                                            PRINCIPAL               TRUST                 COMMON
         NAME                   BUSINESS ADDRESS           OCCUPATION             CAYMAN LTD.           STOCK OWNED
Mr. Michael Arni              Zollikerstrasse 181        Trust Executive          Director and         None
                              8034 Zurich, Switzerland                            President
Mr. Timothy Urquhart          Zollikerstrasse 181        Trust Executive          Director             None
                              8034 Zurich, Switzerland
Dr. Urs Peter Kalin           Zollikerstrasse 181        Trust Executive          Director and         None
                              8034 Zurich, Switzerland                            Secretary
Mr. James Boetschi            Zollikerstrasse 181        Trust Executive          Director             None
                              8034 Zurich, Switzerland
Mr. Chris Schallenberger      Zollikerstrasse 181        Trust Executive          Director             None
                              8034 Zurich, Switzerland
Mr. David Allison             P.O. Box 472               Trust Executive          Director             None
                              Le Bordage
                              St. Peter Port
                              Guernsey GYI6AX
                              Channel Islands
Mrs. Jane Dickinson           P.O. Box 472               Trust Executive          Director             None
                              Le Bordage
                              St. Peter Port
                              Guernsey GYI6AX
                              Channel Islands
Mr. Christopher P. Ward       P.O. Box 472               Trust Executive          Director             None
                              Le Bordage
                              St. Peter Port
                              Guernsey GYI6AX
                              Channel Islands
Mr. Werner Maurer             Zollikerstrasse 181        Trust Executive          Director and         None
                              8034 Zurich, Switzerland                            Treasurer
Mr. Nicholas David Moss       P.O. Box 472               Trust Executive          Director             None
                              Le Bordage
                              St. Peter Port
                              Guernsey GYI6AX
                              Channel Islands

                                   SCHEDULE II

                 Transactions in The United Illuminating Company
                Common Stock by Rothschild Trust Cayman Limited,
                        as trustee for The Darland Trust


        DATE          ACTION        PRICE        SHARES

        5/6/97         Buy         26 1/4         9,000
        5/7/97         Buy         26 3/8         9,000
        5/7/97         Buy         26.239         6,000
        5/8/97         Buy         26 3/8         2,000
        5/13/97        Buy         26 3/8        10,666
        5/14/97        Buy         26  1/2        6,567
        5/15/97        Buy         26  1/2        1,667
        5/19/97        Buy         27 3/4         5,100
        5/22/97        Buy         27.976         5,000
        5/23/97        Buy         28.000        10,000
        6/20/97        Buy         29.829        10,000
        7/1/97         Buy         30.729           600
        7/7/97         Buy         32.098         9,400
        7/16/97        Buy         33.986         1,750
        7/16/97        Buy         33.700         4,750
        7/17/97        Buy         33 15/16       5,000
        7/18/97        Buy         33.935         3,500
        7/24/97        Buy         33.489        10,500
        7/25/97        Buy         33.737         3,500
        7/28/97        Buy         34 1/8        16,000
        8/1/97         Buy         34.435         4,300
        8/4/97         Buy         35.025        11,400
        8/5/97         Buy         34 15/16         200
        8/6/97         Buy         34.992           100
                       TOTAL                    146,000